Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: January 25, 2022

The following is a transcript of an interview of Sean Harper, CEO of Kin Insurance, by Spencer Israel and Aaron Bry of Benzinga, recorded on January 24, 2022.

Benzinga Live

When To Buy The Dip

PARTICIPANTS Spencer Israel - Host Aaron Bry - Host Sean Harper - CEO, KIN Insurance

Spencer Israel

It’s been a minute since we had Sean Harper on the show. It’s been about six, five or six months-ish(PH) I want to say. Sean Harper is the CEO of Kin Insurance. They had earnings on last Thursday and we’re gonna talk about that. So let’s give Sean, Aaron, let’s give Sean the special intro and bring him on.

(MUSIC)

Sean Kin, welcome to the jungle.

Sean Harper

Hey, there. How’s it going guys?

Spencer Israel

Yes, we’re on the move. I love it.

Sean Harper

It’s, like, zero degrees and snowy outside. I had to get some Chapstick before I started.

Spencer Israel

Wait, where are you based out of?

Sean Harper

Chicago.

Spencer Israel

Yeah, we’re getting your weather. It’s cold, man.

Sean Harper

It’s cold. Yeah.

Spencer Israel

Anyway --

Sean Harper

-- I was (INAUDIBLE) there. I’m a huge Packers fan. I was at the Packers game on Saturday which was super disappointing --

Spencer Israel

-- Oh. Oh --

Sean Harper

-- Got -- my skin’s pretty dry after being out in all of the --

Spencer Israel

-- Can I ask just having never been to a game, like, outdoors like that in the freezing, what is that like?

Sean Harper

Layers, man. You gotta dress with layers. It’s cold. It’s really cold.

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Aaron Bry

So you must not be from Chicago originally, cause most Chicago people hate Aaron Rodgers and hate the Packers.

Sean Harper

I’m a native Wisconsinite. So, cheesehead DNA for me.

Aaron Bry

Okay.

Spencer Israel

All right. That’s fair.

Aaron Bry

Well we love the Midwest here; we’re up in Detroit so we definitely empathize with you when it comes to the Chicago Detroit winters. Although --

Spencer Israel

-- Brutal --

Aaron Bry

-- I think Chicago might even get, like, a little colder than Detroit just --

Spencer Israel

-- I think it probably does, too --

Aaron Bry

-- From the wind and whatnot.

Aaron Bry

-- Yeah, the lake effect. Even though we’re further north.

Spencer Israel

I think we get more snow but they get more cold.

Aaron Bry

Yeah.

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Spencer Israel

Cause they have the wind there. Anyway, Sean, we didn’t have you on here to talk about the weather though we can do that if you want. Let’s talk about the earnings report. As I said, you guys reported earnings last week and you ended the year -- this is a pretty nice number. You ended the year with total managed premium of just under $105 million verse(PH) $25 million in the -- from the year before.

Can you talk about just what drove that growth?

Sean Harper

Yeah, so, you know, our business is really predictable. We’re a direct to consumer business. We sell -- we do homeowner’s insurance for folks that live in areas that are exposed to extreme weather. So, not -- I’m not talking about snow and cold. I’m actually talking about, like, hurricanes and wildfires and, you know, really bad stuff that can mess up your house. And so, you know, because we’ve gotten really good at using alternative data sources to understand and price that risk accurately. We sell that direct to the consumer.

So there’s a couple things going on. First of all, our business model is super, super predictable. All right? We know, you know, we have very solid unit economics. And I know that if I put in about 500 bucks to this machine it gets me a new customer. And the new customer generates about $1,700 of premium a year. So part of it’s just math, right? Like, we knew this was gonna happen. We knew we were gonna spend more money on marketing. We get more customers.

The other part of it that’s happening is, you know, insurance companies, our average competitor is, like, 100 years old. And these guys just have a really, really hard time adapting to a world that’s changed a lot. Right? Consumer preferences have changed, the weather has changed, technology has changed a lot and it’s really hard for them to deliver the type of customer experience that customers nowadays want.

And so customers are responding to that. And we hear every day, you know, I heard of Kin cause my mom has Kin. Or, like, I heard of Kin because the mayor of my town told me about it. Like, the word is spreading. And, you know, it’s really making it a lot easier to get more customers.

Spencer Israel

Yeah. Sean, can you just speak a little bit more about the, like, your model in a time like this where, I forget the phrase that you used before but, I mean, just natural disasters, right? I mean, they’re happening more and more frequently to more and more different geographies and different regions. So, like, what does that do for a business like yours?

Sean Harper

Well, it’s -- in some ways it makes it harder. Right? So the types of risk models, the types of analysis, the types of data that insurance companies have historically relied upon are not enough in many cases. Right? Your understanding of the risk, you know, of the weather, what type of weather you expect and then how resilient is this specific building going to be to the weather that it’s likely to be exposed to is not something that’s within the capability set of the legacy competitors.

So that makes it harder. Part of it makes it a little bit easier, especially for a not -- you know, traditional insurance you have a carrier, right? They’re the balance sheet, the underwriter, they’re doing the claims. And then you have an agent. And the agent is doing customer acquisition and servicing. So during this time period when the weather’s getting worse and worse and worse and also property values are going up and up and up insurance is getting more expensive.

Spencer Israel

Right.

Sean Harper

And so that’s maybe a wash for the underwriters, right? If the prices follow fast enough the increased risk then it’s a wash for the underwriters. But it’s an incredibly good situation for the distributors. Right? Cause they’re doing the same amount of work, but the premiums are really high -- are a lot higher. Right? It’s like, when we started -- when --

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Spencer Israel

-- Well, and but so’s the risk though. Right?

Sean Harper

But they’re not exposed to the risk. Right? The distributors aren’t exposed to the risk. The agent isn’t. They’re just getting paid a commission. And so part of what we’re doing, again, is we’re mushing these two business models together and we’re doing our own distributions. We capture the distribution economics. And then we actually have set up a risk pool -- it’s called a reciprocal exchange -- that’s the insurance company and that’s actually owned by our policy holder.

So in that way our economics really resemble those more of an insurance distributor. Though it’s an insurance distributor with a really unique product that we manufacture. It’s an insurance distributor, you know, that has higher margins than a traditional insurance distributor. But that’s one of these interesting things that’s going on in the environment right now because the premiums are going up, maybe it’s a wash for the underwriters but it’s really, really great for the distributors.

This, you know, this would be legacy companies like a Brown and Brown or an Aeon or BRP. So part of it’s harder. Part of it’s easier, at least for part of the value chain, right? Cause the premiums are going up. But the thing that’s really the biggest is just it’s changing really fast. Well if you look between last year and this year, you know, everything is changing really fast, you know, consumer preferences, the real estate market, the weather, et cetera. And so what increasingly is defining one’s ability to succeed in the market is your ability to respond to change quickly.

And that of course is really hard if you’re like this 100 year old company and, you know, running on really old technology, outsourcing all of your distribution, et cetera. It’s really hard. It’s like steering an aircraft carrier versus we’re a lot more nimble because, you know, just we’re built that way.

Spencer Israel

You know what else is interesting is the insurance space has been really, really hot in terms of deal flow, right? Companies going public, IPOs, SPAC, whatever. And we’ve seen this previously when one or two dominoes would start to fall in an industry like the rest of them will follow. So is this just like a case of, like, the industry at large trying to capitalize on the market or did something fundamentally change here that made all you all be like, hey, now is the time.

Sean Harper

Yeah, so I think a couple things happened. So first, you know, this is an industry that’s very hard to enter. Right? There’s a lot of regulations, it requires a lot of capital. Typically the book, the underwriting book performs worse when you’re a new company versus when you’re an old company --

Spencer Israel

-- Sure --

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Sean Harper

-- That’s cause the customers that are switching tend to be on average worse customers from a claims perspective than the ones that aren’t switching. So for a variety of reasons a really, really hard industry to enter. And so for a long time, for a hundred years, you know, this has been a market that is really protected. Right? And so you have these incumbent competitors who are making a ton of money and yet are pretty complacent. Right? Like, they haven’t needed to change in response to all of these changed going on in the world because they don’t -- there’s no competitive impetus to.

Right? Like, capitalist society really depends on free entry and exit. When you have a market that -- where entry is restricted it’s really touch, you know, it leads to this complacency.

The second thing that happened is a bunch of us saw what happened in FinTech. So I’ve been doing FinTech for almost my whole career. My last company was a payments company. If you look at what happened in payments, it looked really similar to insurance. It had all these old companies, mainframe software, hadn’t changed in a really, really long time --

Spencer Israel

-- Yeah --

Sean Harper

-- We’re complacent oligopoly. And then you have these new tech companies come along, Square, Stripe, PayPal, et cetera, Affirm, Adyen, lots of them. And those are now, you know, 10, 15 years later after the beginning of them attacking this legacy industry, those are now the dominant companies in that industry. Right? So a lot of us looked at that and we were like well, where should we go next? Like, okay, well what looks similar. Oh, insurance, that actually looks really similar.

And so in the time period of 2015, 2016 you had a lot of companies like ours getting started. Because, you know, we were all, you know, had learned these lessons, really valuable lessons doing FinTech, and we looked at insurance and we said oh, that looks really similar. We could probably have a similar level of success there. And so, you know, that’s what led to that crop and now, you know, five years, six years later these companies have grown a lot. You know, public markets at least until recently were pretty, you know, conducive to FinTech companies.

And, you know, it seemed like a good time to go public and take advantage of that, you know, because first of all we had reached that scale. And second of all because, you know, it seemed like an attractive environment for us.

Spencer Israel

Yeah, so, you know, you are going public via a SPAC. OCA is the ticker. Update on the timeline of that?

Sean Harper

Yeah, absolutely. So we actually -- we finally got through the SEC process which was very thorough --

Spencer Israel

-- Okay --

Sean Harper

-- You know, rest assured the government is doing their job. And, you know, the vote is next Monday, actually. So it’s a week from today and we’re very excited about that cause we’ve been working on this for a long, long time.

Spencer Israel

Any qualms about the fact that it’s been a pretty rough couple weeks? Well, no, longer if you’re in other certain sectors. But forever -- for most people it’s been a rough couple of weeks here.

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Sean Harper

Yeah, absolutely. I mean, it’s obviously not, you know, you’d rather the market be going up, right? But we take a really long term view of these things. And, you know, if you look at -- we -- I was talking about FinTech, you know. There have been since payments and lending started to get taken over by tech companies call it 15 years ago there have been multiple booms and busts within that industry. Right? Like, there was a time period when, you know, Prosper and Lending Club were trading well down and everyone was, like, oh FinTech, it’s gone.

Okay. Well, no. Like, but even if you look at some of these companies like -- I was looking at Square and it’s, like, well gosh, these guys are down a lot. They’re still a $50 billion market cap company. And they’re still growing really fast. And so if you take a -- just zoom out a little bit I’m not all that concerned about what the market’s doing this week or this month or whatever. Because we know that we’re, you know, going after one of the biggest, most important industries in our whole economy.

We know we have a very significant, you know, business model and technological edge. And there really is no -- there’s nothing to stop us, right? Like, we’re going to build a huge, iconic company. And that’s gonna happen regardless of if the stock market is up or down.

Spencer Israel

What would your message be to investors though who maybe if this was a year ago they would have been on their -- already would have bought your stock but now they are totally ready to sit this one out, they’re giving pause to anything and everything SPACs or not frankly? What would be your message to them?

Sean Harper

You know, like, if you want to buy a company with great unit economics, which we have, right, like the IRR on a dollar of customer acquisition for us is incredibly, incredibly high. It, you know, if you want to buy -- if we put $500 in it generates about 7.9x of LTV for each, you know, customer. That’s our LTV to CAC ratio. That’s a great recipe in any economy, and actually that ratio continues to get better as the average premium -- I was talking about how all these other trends in the economy are causing the average premium to increase.

That actually makes the LTV to CAC better, right? Cause the LTV’s higher. So, you know, so if you want to invest in something that has really, really great unit economics, that’s going after one of the biggest industries in the whole economy, you know, I think this is a really good place to be. Like, I might also be drinking the Kool-Aid though, right? Like, I fundamentally --

Spencer Israel

-- I appreciate the honesty --

Sean Harper

-- I fundamentally believe -- and I know cause I’ve seen it for my whole career that, like, technology is a force that cannot be stopped. Like, the idea that we’re just gonna not have innovation anymore, that this industry is still gonna be run in the same backwards way that it has been run for the last hundred years seems to me like a really, really bad bet. One that’s zero percent likely to come through.

So I’d rather bet on the future. I’d rather bet on innovation.

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Spencer Israel

Last question here, just broadly speaking, Sean, can you speak to, like, how insurance companies typically perform in an inflationary environment --

Sean Harper

-- Yeah --

Spencer Israel

-- And what that does? Having, you know, I’ve never really experienced inflation in my life. So, like, I don’t really know.

Sean Harper

Absolutely. So, you know, insurance companies are kind of interesting because they actually are one of the only industries where they experience the cost of goods before they know what it is. Right? So when the loss costs are going up, right, the cost for us -- this is the cost of rebuilding people’s homes. When the loss cost is going up the insurance companies, they can’t just say hey, I’m gonna raise my prices right now. And they can’t do that because the prices in insurance are regulated. Right?

So they’re always going to the state regulators asking, saying hey, last year the loss costs were higher than they had been. Say they’re 15% higher, we’re gonna raise rates by 15% to, you know, so we can stay solvent. So we can be (INAUDIBLE) for you --

Spencer Israel

-- Right --

Sean Harper

-- Right? And so they’re always lagged. And so periods of rising loss costs are not good for insurers. Now eventually the loss costs stop rising. Right? And the rates catch up and then it’s sort of neutral for them. Sometimes loss costs can go down, right? But not in an inflationary environment. So they’re gonna keep going up.

So it’s not great for the insurance companies. Now however we were talking about this before. Insurance right now is really two -- there’s two parts of it. There’s the distributors and there’s the underwriters. So when I was talking about it not being good, that’s for the underwriters. For the distributors it’s actually really good, because they’re not exposed to the loss cost. They’re getting paid a fixed commission. A typical insurance agent will make, like, a 15% recurring commission. And that doesn’t -- they don’t care if the loss costs are high, right? That’s born by the underwriter.

But they do benefit when the underwriter finally gets that rate through and the price goes up. Well now the insurance distributor, insurance agent, they’re getting more revenue for the same policies. And so that’s really, really favorable for them. So typically you’ll see, you know, during periods of rising loss costs the insurance distributors will do really, really well. Their profit margins will go up and the insurance underwriters won’t do as well; their profit margins will go down.

Spencer Israel

That was a really good answer. Thanks for the explanation. Sean Harper is the CEO of Kin Insurance going public via SPAC merger vote. Date next week. OCA is your ticker. Sean, a pleasure to have you back on and we will be in touch. Have a good rest of your week.

Sean Harper

Thanks, man. You too.

Spencer Israel

All right.

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